

May 30, 2014

Via E-mail
Peter Leys
Executive Chairman
Materialise NV
Technologielaan 15
3001 Leuven
Belgium

> **Re:** **Materialise NV**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed May 23, 2014**
> **File No. 333-194982**

Dear Mr. Leys:

We have reviewed your amended registration statement and have the following comments.

Report of Independent Registered Public Accounting Firm, page F-2

1.   In light of the change in the level of testing of goodwill for impairment to comply with the guidance in IAS 36.80(b), which resulted in a change to the disclosures included in Note 5, please clarify whether or not this change was included in the scope of the audit, since the independent registered audit report is not dual dated. Refer to AU Section 530.

3 Summary of Significant Accounting Policies, page F-9
Significant accounting judgments, estimates and assumptions, page F-21
Impairment of goodwill, intangible assets and property, plant & equipment, page F-23

2.   Please revise your disclosure regarding the level at which goodwill is tested to provide disclosure that is consistent with the revised disclosure in Note 5.

5 Goodwill, page F-24

3.   We note that you changed the level of testing €1.5 million of your €1.6 million of goodwill, which significantly reduced the recoverable amount of the revised CGU, Marcam (DE-3D Printing Software). Please expand your disclosures to explain the nature of the change in application of IAS 36.80(b) for the testing of goodwill for impairment.

   You may contact Tracey Smith, Staff Accountant at (202) 551-3736 or Alfred Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or me at (202) 551-3765 with any other questions.

         Sincerely,

         /s/ Pamela Long

         Pamela Long
         Assistant Director

cc: <u>Via E-mail</u>
   Alejandro E. Camacho, Esq., Clifford Chance US LLP